Exhibit 99.3

MingZhu to Deploy 700 Hydrogen Fuel Cell Vehicles

MingZhu Logistics Reaches Major Next Gen Fuel Transport Cooperation Agreement

SHENZHEN, China, December 23, 2022 - MingZhu Logistics Holdings Ltd. (NASDAQ: YGMZ) (the “MingZhu” or “Company”) announced a major next gen fuel transport cooperation, under which it will deploy 700 new generation hydrogen fuel cell vehicles. On December 21, 2022, Mingzhu entered into a Letter of Intent (the “LOI”) with Shenzhen Kameng Automobile Sales and Services Co., Ltd. (the “Kameng”), an authorized dealer of Dongfeng Liuzhou Automobile Co., Ltd. (the “Dongfeng Liuzhou”). Based on the LOI, Mingzhu shall purchase 700 hydrogen fuel cell vehicles from Kameng and the vehicles shall be delivered from May 5, 2023 to October 5, 2023. This LOI is an important step to execute the strategic agreement entered among and between Mingzhu, Shenzhen National Hydrogen New Energy Technology Co., Ltd (the “National Hydrogen”) and Dongfeng Liuzhou on October 20, 2022. According to the strategic cooperation agreement, the companies will jointly work together to help drive the high-quality development of the hydrogen fuel cell energy industry in Yantian District, including the realization of the “double carbon” goal, with port logistics, sanitation, cold chain logistics, and more in China’s global marine center city.

The Company, National Hydrogen and Dongfeng Liuzhou are committed to leveraging their respective expertise, business platforms, networks and resources spanning from port and cold chain logistics, through hydrogen fuel cell applications, including commercial and consumer vehicles. Using the hydrogen fuel cell vehicle scenario application as the starting point, the three companies explored a new cooperation model for hydrogen fuel cell vehicles, under which MingZhu will deliver and operate of 700 hydrogen fuel cell vehicles by the end of 2023 across its existing logistics transportation network. This includes cold chain cargo transportation distributed across cities in the Pearl River Delta region, bulk cargo transportation in Xinjiang region and port container transportation at Yantian Port Terminal.

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu Logistics Holdings Limited, commented, “The importance of supply chain and fuel security reached a critical level during the pandemic. Our customers are making strategic decisions to add optionality into their logistics networks as they seek to derisk the high prices and volatility of traditional gas and diesel. Hydrogen fuel cells have a significant potential to be the alternative our customers want, and by partnering with two leaders in the space we will be able to accelerate our timeline, while reducing the otherwise costly R&D investment required. We view this as a win win win for MingZhu, our customers and our partners.”

About Dongfeng Liuzhou Automobile Co., Ltd (the “Dongfeng Liuzhou”)

Dongfeng Liuzhou, founded in 1954, is a holding subsidiary of Dongfeng Motors Group (Dongfeng Group, HK stock Code:00489), a national large-scale first-class enterprise. In 1969, it entered the field of automobile production. It was the first automobile manufacturer in Guangxi, the first medium-sized diesel truck manufacturer in China, and the first batch of “National Complete Vehicle Export Base Enterprises” in China. It is a mainstream commercial vehicle manufacturer in China.

About Shenzhen National Hydrogen New Energy Technology Co., Ltd. (the “National Hydrogen”)

National Hydrogen is the first enterprise in Shenzhen to commercialize hydrogen fuel cell vehicles in batches. Committed to the research of hydrogen fuel cell technology, research and development of hydrogen power system and industrialization, it is a national high-tech enterprise with core technologies for innovation. National Hydrogen has a hydrogen fuel cell research institute, a hydrogen fuel cell application and development center, an engineering testing center and a technical service center have been set up in Shenzhen, and an Asia Pacific hydrogen and fuel cell basic technology research and development center was established in Taiwan. A series of fuel cell engine products of 30KW-135KW with subsidized intellectual property rights have been developed and completed, and a number of hydrogen fuel models have been developed in cooperation with a number of domestic vehicle manufacturers and have been acknowledged by the Ministry of Industry and Information Technology of China.

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission) For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact.

MingZhu Logistics Holdings Limited:

Jingwei Zhang

Email: company@szygmz.com

Phone: +86 186-5937-1270

Investor Relations Contact.

David Pasquale

Global IR Partners

Email: YGMZ@globalirpartners.com

New York Office Phone: +1-914-337-8801